AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 2021

File No. 033-65632

File No. 811-07840

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

POST-EFFECTIVE AMENDMENT NO. 112	/X/

AND

REGISTRATION STATEMENT UNDER THE

INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 115	/X/

SCHRODER SERIES TRUST

(Exact Name of Registrant as Specified in Charter)

One Freedom Valley Drive

Oaks, Pennsylvania 19456

(Address of Principal Executive Offices, Zip Code)

212-641-3800

(Registrant’s Telephone Number)

Michael Beattie

c/o SEI Investments

One Freedom Valley Drive

Oaks, Pennsylvania 19456

(Name and Address of Agent for Service)

Copy to:

Sean Graber, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103

It is proposed that this filing become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

Post-Effective Amendment No. 110 to the Registration Statement on Form N-1A (File No. 033-65632) (the “Registration Statement”) of Schroder Series Trust (the “Registrant”) was filed on February 26, 2021, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”).

This Post-Effective Amendment No. 112 is being filed pursuant to Rule 462(d) under the Securities Act solely for the purpose of filing Exhibits (j)(2) and (q)(3) as additional exhibits to Post-Effective Amendment No. 110. This Post-Effective Amendment No. 112 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 112 shall become effective immediately upon filing with the Securities and Exchange Commission.

The contents of the Funds’ Prospectus included in Part A of Post-Effective Amendment No. 110 and the contents of the Funds’ Statement of Additional Information included in Part B of Post-Effective Amendment No. 110 are incorporated herein by reference.

PART C: OTHER INFORMATION

ITEM 28. EXHIBITS

(a)	Agreement and Declaration of Trust, dated May 6, 1993, as amended through June 27, 2019, (“Agreement and Declaration of Trust”) is incorporated herein by reference to Exhibit (a) to Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-20-004696 on February 28, 2020.

(b)(1)	Bylaws, as amended as of December 9, 2003, October 4, 2004 and December 7, 2004 (“By-Laws”), is incorporated herein by reference to Exhibit (b) to Post-Effective Amendment No. 23 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-04-004510 on December 22, 2004.

(b)(2)	Amendment No. 1, dated June 25, 2020, to the By-Laws, is incorporated herein by reference to Exhibit (b)(2) to Post-Effective Amendment No. 110 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-21-005137 on February 26, 2021.

(c)(1)	Portions of Agreement and Declaration of Trust Relating to Shareholders’ Rights is incorporated herein by reference to Exhibit (c)(ii) to Post-Effective Amendment No. 11 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950135-97-000990 on February 25, 1999.

(c)(2)	Portions of By-Laws Relating to Shareholders’ Rights is incorporated herein by reference to Exhibit (c)(iii) to Post-Effective Amendment No. 11 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950135-97-000990 on February 25, 1999.

(d)(1)(i)	Amended and Restated Management Contract, dated February 10, 2017, between the Registrant and Schroders, relating to Schroder Long Duration Investment-Grade Bond Fund, is incorporated herein by reference to Exhibit (d)(x) to Post-Effective Amendment No. 96 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-17-012627 on February 28, 2017.

(d)(1)(ii)	Investment Advisory Agreement, dated December 7, 2017, between the Registrant and Schroders, relating to the Schroder Core Bond Fund, is incorporated herein by reference to Exhibit (d)(1)(v) to Post-Effective Amendment No. 99 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001135428-17-001169 on December 27, 2017.

(d)(2)	Fee Waiver and Expense Limitation Agreement, dated December 10, 2020, between the Registrant and Schroders, relating to the Schroder Long Duration Investment-Grade Bond Fund and Schroder Core Bond Fund, is incorporated herein by reference to Exhibit (d)(3)(i) to Post-Effective Amendment No. 110 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-21-005137 on February 26, 2021.

(e)(1)(i)	Distribution Agreement, dated January 27, 2017, between the Registrant and SEI Investments Distribution Co. (“SIDCO”) (“Distribution Agreement”) is incorporated herein by reference to Exhibit (e) to Post-Effective Amendment No. 99 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001135428-17-001169 on December 27, 2017.

(e)(1)(ii)	Amendment No. 1 to the Distribution Agreement, dated December 7, 2017, is incorporated herein by reference to Exhibit (e)(1)(ii) to Post-Effective Amendment No. 101 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-18-003055 on February 28, 2018.

(f)	Not applicable.

(g)(1)(i)	Global Custody Agreement, dated November 5, 2001, between the Registrant and J.P. Morgan Chase Bank, N.A. (formerly, The Chase Manhattan Bank) (“Global Custody Agreement”) is incorporated herein by reference to Exhibit (g) to Post-Effective Amendment No. 15 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-02-000240 on January 29, 2002.

(g)(1)(ii)	Amendment to the Global Custody Agreement, dated October 26, 2005, is incorporated herein by reference to Exhibit (g)(ii) to Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-06-000150 on January 11, 2006.

(g)(1)(iii)	Amendment to the Global Custody Agreement, dated March 1, 2014, is incorporated herein by reference to Exhibit (g)(iii) to Post-Effective Amendment No. 78 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-14-047505 on June 20, 2014.

(g)(1)(iv)	Tenth Amended and Restated Exhibit B to Global Custody Agreement, dated July 1, 2015, is incorporated herein by reference to Exhibit (g)(iv) to Post-Effective Amendment No. 91 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-14-061535 on August 25, 2015.

(g)(1)(v)	Addendum to the Global Custody Agreement, dated December 15, 2015, is incorporated herein by reference to Exhibit (g)(v) to Post-Effective Amendment No. 93 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-16-100144 on February 25, 2016.

(g)(1)(vi)	Eleventh Amended and Restated Exhibit B to the Global Custody Agreement, dated January 16, 2018, is incorporated herein by reference to Exhibit (g)(1)(vi) to Post-Effective Amendment No. 101 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-18-003055 on February 28, 2018.

(h)(1)(i)	Transfer Agency and Service Agreement, dated October 27, 1993, between the Registrant and State Street Bank and Trust Company (“Transfer Agency and Service Agreement”) is incorporated herein by reference to Exhibit (h)(i) to Post-Effective Amendment No. 11 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950135-97-000990 on February 25, 1999.

(h)(1)(ii)	Form of Delegation Amendment to the Transfer Agency and Service Agreement, dated July 24, 2002, is incorporated herein by reference to Exhibit (h)(ii) to Post-Effective Amendment No. 16 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-03-000458 on February 28, 2003.

(h)(1)(iii)	Amendment to the Transfer Agency and Service Agreement, dated December 31, 2003, is incorporated herein by reference to Exhibit (h)(iii) to Post-Effective Amendment No. 23 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-04-004510 on December 22, 2004.

(h)(1)(iv)	Form of Letter to State Street Bank and Trust Company, as Transfer Agent, relating to Schroder Total Return Fixed Income Fund is incorporated herein by reference to Exhibit (h)(vi) to Post-Effective Amendment No. 22 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-04-003635 on October 29, 2004.

(h)(1)(v)	Amendment to the Transfer Agency and Service Agreement, dated September 1, 2006, is incorporated herein by reference to Exhibit (h)(xvi) to Post-Effective Amendment No. 37 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-07-001245 on February 28, 2007.

(h)(1)(vi)	Amended and Restated Exhibit A to the Transfer Agency and Service Agreement, dated July 22, 2008, is incorporated herein by reference to Exhibit (h)(x) to Post-Effective Amendment No. 51 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950123-09-003702 on February 27, 2009.

(h)(1)(vii)	Amendment to the Transfer Agency and Service Agreement, dated September 1, 2009, is incorporated herein by reference to Exhibit (h)(xi) to Post-Effective Amendment No. 52 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950123-09-074524 on December 31, 2009.

(h)(1)(viii)	Amendment to the Transfer Agency and Service Agreement, dated September 20, 2011, is incorporated herein by reference to Exhibit (h)(xii) to Post-Effective Amendment No. 58 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-11-069453 on December 14, 2011.

(h)(1)(ix)	Amendment to the Transfer Agency and Service Agreement, dated January 1, 2013, is incorporated herein by reference to Exhibit (h)(xi) to Post-Effective Amendment No. 65 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-13-028731 on April 11, 2013.

(h)(1)(x)	Form of Amendment to the Transfer Agency and Service Agreement, is incorporated herein by reference to Exhibit (h)(xii) to Post-Effective Amendment No. 67 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-13-050446 on June 20, 2013.

(h)(1)(xi)	Amendment to the Transfer Agency and Service Agreement, dated August 12, 2015, is incorporated herein by reference to Exhibit (h)(xiii) to Post-Effective Amendment No. 91 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-14-061535 on August 25, 2015.

(h)(1)(xii)	Amendment to the Transfer Agency and Service Agreement, dated January 31, 2018, is incorporated herein by reference to Exhibit (h)(1)(xii) to Post-Effective Amendment No. 101 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-18-003055 on February 28, 2018.

(h)(2)(i)	Amended and Restated Administration Agreement, dated February 10, 2017, between the Registrant and SEI Investments Global Funds Services (“SIGFS”) (“Administration Agreement”) is incorporated herein by reference to Exhibit (h)(xiv) to Post-Effective Amendment No. 96 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-17-012627 on February 28, 2017.

(h)(2)(ii)	Amendment No. 1 to the Administration Agreement, dated January 16, 2018, is incorporated herein by reference to Exhibit (h)(2)(ii) to Post-Effective Amendment No. 101 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-18-003055 on February 28, 2018.

(h)(2)(iii)	Amendment No. 2 to the Administration Agreement, dated January 16, 2018, is incorporated herein by reference to Exhibit (h)(2)(iii) to Post-Effective Amendment No. 101 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-18-003055 on February 28, 2018.

(h)(2)(iv)	Amendment to the Administration Agreement, dated September 15, 2017, is incorporated herein by reference to Exhibit (h)(2)(iv) to Post-Effective Amendment No. 103 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-19-003643 on February 28, 2019.

(h)(3)(i)	Form of Credit Agreement, dated October 6, 2008, between the Registrant and JPMorgan Chase Bank, N.A. (“Credit Agreement”) is incorporated herein by reference to Exhibit (h)(xxi) to Post-Effective Amendment No. 51 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950123-09-003702 on February 27, 2009.

(h)(3)(ii)	Amendment No. 1 to the Credit Agreement, dated September 23, 2009, is incorporated herein by reference to Exhibit (h)(xxiii) to Post-Effective Amendment No. 53 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950123-10-018401 on February 26, 2010.

(h)(3)(iii)	Amendment No. 2 to the Credit Agreement, dated October 29, 2010, is incorporated herein by reference to Exhibit (h)(xxv) to Post-Effective Amendment No. 54 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-11-011014 on February 28, 2011.

(h)(3)(iv)	Amendment No. 3 to the Credit Agreement, dated October 4, 2010, is incorporated herein by reference to Exhibit (h)(xxvi) to Post-Effective Amendment No. 54 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-11-011014 on February 28, 2011.

(h)(3)(v)	Amendment No. 4 to the Credit Agreement, dated September 30, 2011, is incorporated herein by reference to Exhibit (h)(xxx) to Post-Effective Amendment No. 58 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-11-069453 on December 14, 2011.

(h)(3)(vi)	Form of Amendment No. 5 to the Credit Agreement, dated September 30, 2012, is incorporated herein by reference to Exhibit (h)(xxvi) to Post-Effective Amendment No. 62 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-13-016041 on February 28, 2013.

(h)(3)(vii)	Form of Amendment No. 6 to the Credit Agreement is incorporated herein by reference to Exhibit (h)(xxxi) to Post-Effective Amendment No. 67 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-13-050446 on June 20, 2013.

(h)(3)(viii)	Amendment No. 7 to the Credit Agreement, dated September 30, 2013, is incorporated herein by reference to Exhibit (h)(xxxiii) to Post-Effective Amendment No. 71 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-13-086694 on November 25, 2013.

(h)(3)(ix)	Form of Amendment No. 8 to the Credit Agreement, is incorporated herein by reference to Exhibit (h)(xxxvii) to Post-Effective Amendment No. 78 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-14-047505 on June 20, 2014.

(h)(3)(x)	Amendment No. 9 to the Credit Agreement, dated September 2, 2014, is incorporated herein by reference to Exhibit (h)(xxxvi) to Post-Effective Amendment No. 81 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-14-072006 on October 16, 2014.

(h)(3)(xi)	Amendment No. 10 to the Credit Agreement, dated August 18, 2015, is incorporated herein by reference to Exhibit (h)(xxxviii) to Post-Effective Amendment No. 91 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-14-061535 on August 25, 2015.

(h)(3)(xii)	Amendment No. 11 to the Credit Agreement, dated September 14, 2015, is incorporated herein by reference to Exhibit (h)(3)(xii) to Post-Effective Amendment No. 103 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-19-003643 on February 28, 2019.

(h)(3)(xiii)	Amendment No. 12 to the Credit Agreement, dated September 27, 2016, is incorporated herein by reference to Exhibit (h)(3)(xiii) to Post-Effective Amendment No. 108 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-20-008164 on April 17, 2020.

(h)(3)(xiv)	Amendment No. 13 to the Credit Agreement, dated October 24, 2016, is incorporated herein by reference to Exhibit (h)(3)(xiv) to Post-Effective Amendment No. 108 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-20-008164 on April 17, 2020.

(h)(3)(xv)	Amendment No. 14 to the Credit Agreement, dated September 22, 2017, is incorporated herein by reference to Exhibit (h)(3)(xv) to Post-Effective Amendment No. 108 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-20-008164 on April 17, 2020.

(h)(3)(xvi)	Amendment No. 15 to the Credit Agreement, dated January 31, 2018, is incorporated herein by reference to Exhibit (h)(3)(xvi) to Post-Effective Amendment No. 108 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-20-008164 on April 17, 2020.

(h)(3)(xvii)	Amendment No. 16 to the Credit Agreement, dated September 24, 2018, is incorporated herein by reference to Exhibit (h)(3)(xvii) to Post-Effective Amendment No. 108 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-20-008164 on April 17, 2020.

(h)(3)(xviii)	Amendment No. 17 to the Credit Agreement, dated September 27, 2019, is incorporated herein by reference to Exhibit (h)(3)(xviii) to Post-Effective Amendment No. 108 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-20-008164 on April 17, 2020.

(h)(4)(i)	Amended and Restated Shareholder Service Plan, dated February 10, 2017, is incorporated herein by reference to Exhibit (h)(xxviii) to Post-Effective Amendment No. 96 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-17-012627 on February 28, 2017.

(h)(4)(ii)	Amended Exhibit A, dated March 19, 2020, to the Amended and Restated Shareholder Service Plan, dated February 10, 2017, is incorporated herein by reference to Exhibit (h)(4)(ii) to Post-Effective Amendment No. 108 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-20-008164 on April 17, 2020.

(i)(1)	Opinion of Ropes & Gray LLP, dated December 31, 2003, relating to Schroder Total Return Fixed Income Fund (formerly, Schroder U.S. Core Fixed Income Fund and Schroder Fixed Income Fund), is incorporated herein by reference to Exhibit (i)(ii) to Post-Effective Amendment No. 18 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-03-003240 on December 31, 2003.

(i)(2)	Opinion of Ropes & Gray LLP, dated June 20, 2013, relating to Schroder Long Duration Investment-Grade Bond Fund, is incorporated herein by reference to Exhibit (i)(vi) to Post-Effective Amendment No. 67 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-13-050446 on June 20, 2013.

(i)(3)	Opinion of Morgan, Lewis & Bockius LLP, dated December 27, 2017, relating to R(6) Shares Schroder Core Bond Fund, is incorporated herein by reference to Exhibit (i)(4) to Post-Effective Amendment No. 99 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001135428-17-001169 on December 27, 2017.

(i)(4)	Opinion of Morgan, Lewis & Bockius LLP, dated April 17, 2020, relating to Investor Shares of the Schroder Core Bond Fund, is incorporated herein by reference to Exhibit (i)(4) to Post-Effective Amendment No. 108 to the Registrant's Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-20-008164 on April 17, 2020.

(j)(1)	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP, is incorporated herein by reference to Exhibit (j) to Post-Effective Amendment No. 110 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-21-005137 on February 26, 2021.

(j)(2)	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, is filed herewith.

(k)	Not applicable.

(l)	Initial Capital Agreement, dated November 5, 1993, is incorporated herein by reference to Exhibit (l) to Post-Effective Amendment No. 11 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950135-97-000990 on February 25, 1999.

(m)	Not applicable.

(n)(1)	Eleventh Amended and Restated Multiclass (Rule 18f-3) Plan, dated December 7, 2017, is incorporated herein by reference to Exhibit (n) to Post-Effective Amendment No. 99 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001135428-17-001169 on December 27, 2017.

(n)(2)	Amended Schedule A, dated March 19, 2020, to the Eleventh Amended and Restated Multiclass (Rule 18f-3) Plan, dated December 7, 2017, is herein incorporated by reference to Exhibit (n)(2) to Post-Effective Amendment No. 108 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-20-008164 on April 17, 2020.

(o)	Reserved.

(p)(1)	Code of Ethics of the Registrant, is incorporated herein by reference to Exhibit (p)(ii) to Post-Effective Amendment No. 96 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-17-012627 on February 28, 2017.

(p)(2)	Code of Ethics for Schroders, dated February 2018, is incorporated herein by reference to Exhibit (p)(2) to Post-Effective Amendment No. 103 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-19-003643 on February 28, 2019.

(p)(3)	Code of Ethics of SIGFS, dated January 2018, is incorporated herein by reference to Exhibit (p)(4) to Post-Effective Amendment No. 103 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-19-003643 on February 28, 2019.

(p)(4)	Code of Ethics of SIDCO, dated August 2, 2018, is incorporated herein by reference to Exhibit (p)(5) to Post-Effective Amendment No. 103 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-19-003643 on February 28, 2019.

(q)(1)	Powers of Attorney for William M. Doran, John C. Hunt, Thomas P. Lemke, Randall S. Yanker, Jay C. Nadel and Michael Beattie, are incorporated herein by reference to Exhibit (q)(1) to Post-Effective Amendment No. 110 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-21-005137 on February 26, 2021.

(q)(2)	Resolution adopted by the Board of Trustees of the Registrant on October 15, 2020, is incorporated herein by reference to Exhibit (q)(2) to Post-Effective Amendment No. 110 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-21-005137 on February 26, 2021.

(q)(3)	Powers of Attorney for Nichelle Maynard-Elliott and Andrew Metzger are filed herewith.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE TRUSTS

None.

ITEM 30. INDEMNIFICATION

Article VIII of the Registrant’s Agreement and Declaration of Trust provides as follows:

SECTION 1. The Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a “Covered Person”) against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person except with respect to any matter as to which such covered Person shall have been finally adjudicated in any such action, suit or other proceeding (a) not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust or (b) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office. Expenses, including counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), shall be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article, provided, however, that either (a) such Covered Person shall have provided appropriate security for such undertaking, (b) the Trust shall be insured against losses arising from any such advance payments or (c) either a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees’ then in office act on the matter), or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial type inquiry), that there is reason to believe that such Covered Person will be found entitled to indemnification under this Article.

SECTION 2. As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication by a court, or by any other body before which the proceeding was brought, that such Covered Person either (a) did not act in good faith in the reasonable belief that his or her action was in the best interests of the Trust or (b) is liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, indemnification shall be provided if (a) approved as in the best interests of the Trust, after notice that it involves such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts (as opposed to a full trial type inquiry) that such Covered Person acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust and is not liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, or (b) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts as opposed to a full trial type inquiry), to the effect that such Covered Person appears to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust and that such indemnification would not protect such Covered Person against any liability to the Trust to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. Any approval pursuant to this Section shall not prevent the recovery, from any Covered Person of any amount paid to such Covered Person in accordance with this Section as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust or to have been liable to the Trust of its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s Office.

SECTION 3. The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which such Covered Person may be entitled. As used in this Article VIII, the term “Covered Person” shall include such person’s heirs, executors and administrators, and a “disinterested Trustee” is a Trustee who is not an “interested person” of the Trust as defined in Section 2(a)(19) of the 1940 Act (or who has been exempted from being an “interested person” by any rule, regulation or order of the Securities and Exchange Commission) and against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

Nothing contained in this Article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees or officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.

Article 12 of the Registrant’s Amended Bylaws provides as follows:

12.1 EFFECT OF AUDIT COMMITTEE FINANCIAL EXPERT DESIGNATION. The conduct of a Trustee shall be evaluated solely by reference to a hypothetical reasonable person, without regard to any special expertise, knowledge or other qualifications of the Trustee. In particular, and without limiting the generality of the foregoing, neither the determination that a Trustee is an “audit committee financial expert” nor the knowledge, experience or other qualifications underlying such a determination shall result in that Trustee being held to a standard of care that is higher than the standard that would be applicable in the absence of such a determination or such knowledge, experience or qualification, nor shall such a determination or such knowledge, experience or other qualification impose any duties, obligations or liabilities that are greater than would obtain in the absence of such a determination or such knowledge, experience or qualification. Any determination of whether a Trustee has complied with any applicable standard of care, including without limitation any standard of care set out in any constituent document of the Trust, and any determination of whether a Trustee shall be entitled to indemnification pursuant to any provision of the Declaration of Trust or these Bylaws, shall be made in light of and based upon the provisions of this paragraph, and any person serving as Trustee, whether at the date of adoption of this paragraph as a Bylaw or thereafter, shall be presumed conclusively to have done so in reliance on this paragraph. No amendment or removal of this paragraph shall be effective in respect of any period prior to such amendment or removal.

12.2. MANDATORY INDEMNIFICATION OF TRUSTEES. The Trust shall to the fullest extent legally permissible indemnify each person who is or was a Trustee against all liabilities, costs and expenses reasonably incurred by such person in connection with or resulting from any action, suit or proceeding, whether civil, criminal, administrative or investigative, brought by any governmental or self-regulatory authority, including without limitation any formal or informal investigation into possible violations of law or regulation initiated by any governmental body or self-regulatory authority, in which such person may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while in office or thereafter, by reason of he or she having been a Trustee, or by reason of any action taken or not taken in such capacity, except to the extent prohibited by the Declaration of Trust. Any person serving as Trustee, whether at the date of adoption of this paragraph as a Bylaw or thereafter, shall be presumed conclusively to have done so in reliance on this paragraph. No amendment or removal of this paragraph shall be effective in respect of any period prior to such amendment or removal or any proceeding related to any period prior to such amendment or removal.

Reference is made to the Trust’s Distribution Agreement which contains provisions for the indemnification by Schroder Fund Advisors LLC of the Registrant and Trustees and officers of the Registrant under certain circumstances. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Trustees and officers of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee or officer of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such Trustee or officer in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

(a) Schroder Investment Management North America Inc. The directors and officers of the Registrant’s investment adviser, Schroder Investment Management North America Inc. (“Schroders”) have been engaged during the past two fiscal years in no business, vocation or employment of a substantial nature other than as directors, officers or employees of Schroders or certain of its corporate affiliates.

ITEM 32. PRINCIPAL UNDERWRITERS

(a)	Furnish the name of each investment company (other than the Registrant) for which each principal underwriter currently distributing the securities of the Registrant also acts as a principal underwriter, distributor or investment adviser.

Registrant's distributor, SEI Investments Distribution Co. (the "Distributor"), acts as distributor for:

SEI Daily Income Trust	July 15, 1982
SEI Tax Exempt Trust	December 3, 1982
SEI Institutional Managed Trust	January 22, 1987
SEI Institutional International Trust	August 30, 1988
The Advisors’ Inner Circle Fund	November 14, 1991

The Advisors’ Inner Circle Fund II	January 28, 1993
Bishop Street Funds	January 27, 1995
SEI Asset Allocation Trust	April 1, 1996
SEI Institutional Investments Trust	June 14, 1996
City National Rochdale Funds (f/k/a CNI Charter Funds)	April 1, 1999
Causeway Capital Management Trust	September 20, 2001
SEI Offshore Opportunity Fund II	September 1, 2005
ProShares Trust	November 14, 2005
Community Capital Trust (f/k/a Community Reinvestment Act Qualified Investment Fund)	January 8, 2007
SEI Offshore Advanced Strategy Series SPC	July 31, 2007
SEI Structured Credit Fund, LP	July 31, 2007
Global X Funds	October 24, 2008
ProShares Trust II	November 17, 2008
SEI Special Situations Fund	July 1, 2009
Exchange Traded Concepts Trust (f/k/a FaithShares Trust)	August 7, 2009
Schwab Strategic Trust	October 12, 2009
RiverPark Funds Trust	September 8, 2010
Adviser Managed Trust	December 10, 2010
SEI Core Property Fund	January 1, 2011
New Covenant Funds	March 23, 2012
Highland Funds I (f/k/a Pyxis Funds I)	September 25, 2012
KraneShares Trust	December 18, 2012
SEI Insurance Products Trust	September 10, 2013
The KP Funds	September 19, 2013
The Advisors’ Inner Circle Fund III	February 12, 2014
SEI Catholic Values Trust	March 24, 2015
SEI Hedge Fund SPC	June 26, 2015
SEI Energy Debt Fund	June 30, 2015
Gallery Trust	January 8, 2016
Schroder Global Series Trust	February 10, 2017
City National Rochdale Select Strategies Fund	March 1, 2017
Metaurus Equity Component Trust	October 2, 2017
Impact Shares Trust	March 1, 2018
City National Rochdale Strategic Credit Fund	May 16, 2018
Symmetry Panoramic Trust	July 23, 2018
Frost Family of Funds	May 31, 2019
Delaware Wilshire Private Markets Fund	March 22, 2021

The Distributor provides numerous financial services to investment managers, pension plan sponsors, and bank trust departments. These services include portfolio evaluation, performance measurement and consulting services ("Funds Evaluation") and automated execution, clearing and settlement of securities transactions ("MarketLink").

(b) Furnish the Information required by the following table with respect to each director, officer or partner of each principal underwriter named in the answer to Item 20 of Part B. Unless otherwise noted, the business address of each director or officer is Oaks, PA 19456.

Name	Position and Office with Underwriter	Positions and Offices with Registrant
William M. Doran	Director	--
Paul F. Klauder	Director	--
Wayne M. Withrow	Director	--
Kevin P. Barr	Director, President, & Chief Executive Officer	--
Maxine J. Chou	Chief Financial Officer, Chief Operations Officer, & Treasurer	--
Jennifer H. Campisi	Chief Compliance Officer, Anti-Money Laundering Officer & Assistant Secretary	--
John C. Munch	General Counsel & Secretary	--
Mark J. Held	Senior Vice President	--
John P. Coary	Vice President & Assistant Secretary	--
Lori L. White	Vice President & Assistant Secretary	--
Judith A. Rager	Vice President	--
Jason McGhin	Vice President	--
Gary Michael Reese	Vice President	--
Robert M. Silvestri	Vice President	--

(c) Not Applicable.

ITEM 33. LOCATION OF ACCOUNTS AND RECORDS

Books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder, are maintained as follows:

(a) With respect to Rules 31a-1(a); 31a-1(b)(1); (2)(a) and (b); (3); (6); (8); (12); and 31a-1(d), the required books and records are maintained at the offices of the Registrant’s custodians:

J.P. Morgan Chase Bank
270 Park Avenue
New York, New York 10017

(b) With respect to Rules 31a-1(a); 31a-1(b)(1), (4); (2)(C) and (D); (4); (5); (6); (8); (9); (10); (11); and 31a-1(f), the required books and records are maintained at the offices of the Registrant’s administrator:

SEI Investments Global Funds Services

One Freedom Valley Drive

Oaks, Pennsylvania 19456

(c) With respect to Rules 31a-1(b)(5), (6), (9) and (10) and 31a-1(f), the required books and records are maintained at the principal offices of the Registrant’s advisers:

Schroder Investment Management North America Inc.
7 Bryant Park

1045 Avenue of the Americas
New York, New York 10018

ITEM 34. MANAGEMENT SERVICES

None.

ITEM 35. UNDERTAKINGS

(a) The Registrant undertakes to furnish each person to whom a prospectus is delivered with a copy of the Registrant’s latest annual report to shareholders upon request and without charge.

(b) The Registrant undertakes, if requested to do so by the holders of at least 10% of the Registrant’s outstanding shares of beneficial interest, to call a meeting of shareholders for the purpose of voting upon the question of removal of a Trustee or Trustees and to assist, in communications with other shareholders as required by Section 16(c) of the Investment Company Act of 1940.

NOTICE

A copy of the Agreement and Declaration of Trust of Schroder Series Trust is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933, as amended, and has duly caused this Post-Effective Amendment No. 112 to Registration Statement No. 033-65632 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oaks, Commonwealth of Pennsylvania on the 25th day of August, 2021.

SCHRODER SERIES TRUST

By:	*
Michael Beattie
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

*	Trustee	August 25, 2021
William M. Doran

*	Trustee	August 25, 2021
Jon C. Hunt

*	Trustee	August 25, 2021
Thomas P. Lemke

*	Trustee	August 25, 2021
Nichelle Maynard-Elliott

*	Trustee	August 25, 2021
Jay Nadel

*	Trustee	August 25, 2021
Randall S. Yanker

*	President	August 25, 2021
Michael Beattie

*	Treasurer, Controller &	August 25, 2021
Andrew Metzger	Chief Financial Officer

*By:	/s/ James Bernstein
James Bernstein
Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description
(j)(2)	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP
(q)(3)	Powers of Attorney for Nichelle Maynard-Elliott and Andrew Metzger